Alpharma Inc.
One Executive Drive
Fort Lee, New Jersey 07024

January 8, 2007

United States Securities and Exchange Commission

100 First Street N.E.
Washington DC 20549

Attn:	Mr. Jim B. Rosenberg Mr. Jim Atkinson Ms. Kei Ino
Re:	Alpharma Inc. Form 10-K for the fiscal year ended December 31, 2005 Filed March 16, 2006 File No. 001-08593

Ladies and Gentlemen:

In connection with the comment letter to Mr. Einar W. Sissener of Alpharma Inc. (the "Company") dated December 21, 2006 from the staff of the Securities and Exchange Commission in connection with the Company's above-captioned Annual Report on Form 10-K for the year ended December 31, 2005, due to the 2006 holiday season and individuals' vacation schedules, the Company hereby requests an extension of 10 business days.

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If you have any questions relating to any of the foregoing, please contact the undersigned at (201) 228-2023, or Jack Konzelmann at (201) 228- 5026.

Sincerely,

/s/ Marie N. Amerasinghe

Marie N. Amerasinghe
VP, Commercial Legal Affairs